EXHIBIT 99.1

UMEWORLD LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2014 AND SEPTEMBER 30, 2014

(Unaudited)

(All amounts in US Dollars)

	December 31,	September 30,
	2014	2014
	(Unaudited)	(Audited)
CURRENT ASSETS
Cash and Cash Equivalents	$708,793	$845,084
Accounts Receivable	390	440
Deposit	10,112	10,286
Prepayment	1,438	1,428
TOTAL CURRENT ASSETS	720,733	857,238

NON-CURRENT ASSETS
Property, plant and equipment, net	14,543	15,706
Loan Receivables	1,016	1,016
Deferred Charges	482,585	496,166
TOTAL NON-CURRENT ASSETS	498,144	512,888
TOTAL ASSETS	1,218,877	1,370,126

CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	520,746	490,433
Unearned Revenue	408,568	407,580
TOTAL CURRENT LIABILITIES	929,314	898,013
NON-CURRENT LIABILITIES
Notes Payable	1,338,007	1,328,516
TOTAL LIABILITIES	2,267,321	2,226,529

STOCKHOLDERS’ DEFICIENCY
Common Stock: $ 0.0001 par value,
Authorized: 250,000,000 shares; Issued and outstanding
September 30, 2014; December 31, 2014 - 89,036,000	8,904	8,904
Additional paid-in capital	24,747,438	24,727,453
Deficit	(25,994,002)	(25,777,160)
Accumulated Other Comprehensive Loss	(2,251)	(2,980)
Non-controlling Interest	191,467	187,380

TOTAL STOCKHOLDERS’ EQUITY/ (DEFICIENCY)	(1,048,444)	(856,403)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$1,218,877	$1,370,126

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended December 31, 2014	3 months ended December 31, 2013
	(Unaudited)	(Unaudited)

License Fees and Royalties	$0	$0
Other Income
Total Revenues	$0	$0

General and Administrative Expenses	163,672	218,155
Depreciation	1,202	1,204
Stock-based compensation	19,984	0
Gain/(Loss) from Operations	(184,858)	(219,359)

OTHER INCOME
Other Income	0	13,365
Interest Income	65	159

OTHER EXPENSES
Interest Expense, net	28,144	22,387
Gain/(Loss) before Income Taxes	(212,937)	(228,222)
Income Tax	-	-
Net Gain/(Loss)	(212,937)	(228,222)
Net Income/(Loss) attributable to Non-controlling interests	(3,905)	(3,906)
Net Gain/(Loss) attributable toUMeWorld Stockholders	(216,842)	(232,128)
Comprehensive Loss
Net Gain/(Loss)	(216,842)	(232,128)
Translation Adjustment	(911)	(215)
Comprehensive Gain/(Loss)	(217,753)	(232,343)
Less: Comprehensive Loss Attributable to Non-Controlling Interests	(182)	(43)
Comprehensive Gain/(Loss) Attributable to UMeWorld Stockholders	(217,935)	(232,386)
Per Share Data
Net Loss Per Share, basic and diluted	$0.0024	$0.0026
Weighted Average Number of Common Shares Outstanding	89,036,000	89,036,000

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY

AS OF DECEMBER 31, 2014 AND SEPTEMBER 30, 2014

(UNAUDITED)

(All amounts in US Dollars)

	Common Stock		Additional	Accumulated Other Com-		Total AlphaRx Inc.	Non-
	Number of Shares	Amount	Paid in Capital	prehensive Loss	(Deficiency)	Stockholders’ Deficiency	controlling Interest	Total Gain/ (Deficiency)

Balance as of September 30, 2013	89,036,000	$8,904	$22,043,516	$(2,041)	$(21,904,789)	$145,590	$171,991	$317,581
Options Issued			2,652,990			2,652,990
Warrants Issued			39,969			39,969
Foreign Currency Translation				(939)		(939)	(235)	(1,174)
Non-controlling interest							15,624	15,624
Net Loss for the period					(3,872,371)	(3,872,371)		(3,872,371)
Adjustment to Redomicile to BVI			(9,022)			(9,022)		(9,022)
Balance as of September 30, 2014	89,036,000	$8,904	$24,727,453	$(2,980)	$(25,777,160)	$(1,043,783)	$187,380	$(856,403)
Warrants Issued			19,985			19,985		19,985
Foreign Currency Translation				729		729	182	911
Non-controlling interest							3,905	3,905
Net Gain/(Loss) for the period					(216,842)	(216,842)		(216,842)
Balance as of December 31, 2014	89,036,000	$8,904	$24,747,438	$(2,251)	$(25,994,002)	$(1,239,911)	$191,467	$(1,048,444)

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended December 31, 2014	3 months ended December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net Gain/(Loss)	$(212,937)	$(228,222)
Noncash item:
Non-Controlling Interest	4,087	3,949
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	15,994	1,204
Stock based compensation	19,984	0
Changes in assets and liabilities:
Decrease/(Increase) in Prepayment	(10)	714
Decrease/(Increase) in Deferred Charges	13,581	12,626
Decrease/(Increase) in Accounts Receivable	50	90,207
Decrease/(Increase) in Loans Receivable	0	(200,000)
(Decrease)/Increase in Accounts Payable and Accrued Liabilities	30,313	(6,496)
(Decrease)/Increase in Accrued Interest and Notes Payable	11,843	(60)
Decrease/(Increase) in Deposit	174	9,172

NET CASH PROVIDED BY/USED IN OPERATING ACTIVITIES	(116,921)	(316,906)

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase) / Sale of Machinery and Equipment	0	0
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Additional Paid-in Capital	(19,984)	0
Issuance / (cancellation) of Common Stock	0	0
Issuance (repayment) of Notes Payable, net	22,580	191,183

NET CASH PROVIDED BY FINANCING ACTIVITIES	2,596	191,183
Effect of exchange rate changes on cash and cash equivalents	(21,966)	4,132
NET (DECREASE)/INCREASEIN CASH	(136,291)	(121,591)

CASH, and cash equivalents, beginning of period	845,084	1,249,984

CASH, and cash equivalents, end of period	$708,793	$1,128,393

SUPPLEMENTARY INFORMATION
Taxes Paid	$0	$0
Interest Paid	$0	$0

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